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                                   EXHIBIT 20


                        Press Release dated May 17, 1995
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Financial Contact:  Carroll Kimball, Telephone 615/748-2455, Fax 615/748-2755
Media Contact:  Vicki Kessler, 615/748-2912, Fax 615/748-2535
Charter Federal Contact: C.R. McCullar, 703/645-5220, Fax 703/645-5222

FOR IMMEDIATE RELEASE

             FIRST AMERICAN CORPORATION TO ACQUIRE CHARTER FEDERAL

         NASHVILLE, TENN., MAY. 17, 1995 -- First American Corporation (NASDAQ:FATN) and Charter Federal Savings Bank (NASDAQ:CHFD) today announced plans for First American to acquire Charter in a stock-for-stock exchange valued at approximately $67 million.
          Charter Federal is a $740 million savings bank headquartered in Bristol, Va. Charter's 26 branches are located in Knoxville, Tenn. (8), the Tri-Cities area (3) and southwestern Virginia (15). On a pro-forma basis the combined company will have the second largest market share (20 percent) in the Knoxville MSA and the leading market share (20 percent) in the Tri-Cities MSA. The pro-forma market share includes the effect of First American's pending acquisition of Heritage Federal Bancshares (NASDAQ:HFBS), which is a $520 million savings bank also headquartered in the Tri-Cities area. Both acquisitions are scheduled to be completed in the fourth quarter of 1995, subject to appropriate shareholder and regulatory approvals.
         According to Dennis C. Bottorff, First American chairman and CEO, "The acquisition of Charter Federal strengthens our presence in vitally important areas of the Tennessee trade area. With this acquisition, our market share moves to a strong number two position in Knoxville and number one in the Tri-Cities area."
         First American has entered into a definitive agreement to acquire all of the


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FIRST AMERICAN ACQUISITION OF CHARTER FEDERAL SAVINGS BANK - PAGE 2

outstanding shares of Charter Federal in a tax-free exchange. If the average price of First American common stock (for the 20 business days preceding and including the third business day prior to consummation) is less than or equal to $39.75, a fixed exchange rate of .38 shares of First American will be exchanged for each share of Charter (resulting in approximately 1.94 million First American shares being exchanged). If the First American common stock average is greater than $39.75 but less than or equal to $43.50, a fixed price of $15.10 will be exchanged for each share of Charter. If the average price of the First American common stock is greater than $43.50, Charter may elect to terminate the transaction. Based on First American's stock price at the close of trading on May 16, 1995, of $35.00 per share, the consideration paid to Charter's shareholders would equal $13.30 per share. First American intends to repurchase, in open market transactions, up to 100 percent of its shares necessary to effect this transaction.
         The transaction is expected to add to earnings in the first full year after consummation. The purchase price equals 11.2 times Charter's last twelve month's earnings ending March 31, 1995 (excluding the $2.4 million gain on the sale of branch assets) and 1.4 times March 31, 1995 book value. Cost synergies representing approximately 25 percent of Charter's non interest expenses are anticipated in the first full year following consummation.
         "We are pleased at the prospect of becoming a part of First American Corporation," said Robert J. Bartel, chairman of the board of directors of Charter Federal. "Our board of directors believes that this transaction considerably enhances the outlook for our shareholders. We are also enthused about the greater resources of First American, which will enable our customers to be better served with a wider array of financial products and services."


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FIRST AMERICAN ACQUISITION OF CHARTER FEDERAL SAVINGS BANK - PAGE 3

         Based on an evaluation of the financial implications of the combined Charter and Heritage transactions, First American intends to account for its previously announced Heritage acquisition as a pooling of interests and to account for Charter as a purchase.
         As a result of the pooling accounting treatment for Heritage, First American anticipates incurring a one-time charge, estimated at approximately $4.5 million, net of taxes, in the fourth quarter of 1995. Approximately $6 million of cost savings (45 percent of Heritage's non interest expense) are anticipated during 1996 as a result of its integration into First American.
         First American plans to consolidate Charter Federal's Tennessee and Bristol, Virginia, branches into First American National Bank, subject to regulatory approval. First American intends to operate the remaining Virginia branches as First American Savings Bank, a separate subsidiary of First American Corporation.
         Charter Federal's net income was $5.2 million for the nine months ended March 31, 1995 (excluding a $2.4 million gain on the sale of branch assets). Its return on average assets was 1.02 percent, its return on average equity was 17.06 percent, and the equity to assets ratio equaled 6.25 percent at March 31, 1995. Nonperforming assets to total assets equaled 1.77 percent at March 31, 1995.
         At March 31, 1995, First American's total assets were $7.6 billion; loans net of unearned discount, $5.0 billion; deposits, $5.9 billion; and shareholders' equity, $629.8 million.
         First American Corporation is the Nashville-based parent company of First American National Bank, First American National Bank of Kentucky and First American Trust Company. Approximately 3,300 people work for First American in 143 banking offices.

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